Press Release dated May 29, 2003

Call-Net calls on the CRTC to jumpstart competition in the residential telephone market

Canada’s only national local service provider says residential competition is in jeopardy in the absence of reforms en Français (TORONTO, ON), May 29, 2003 — Call-Net Enterprises Inc., (TSX: FON, FON.B), a national provider of residential and business telecommunications services through its subsidiary Sprint Canada Inc., today filed an application with the CRTC to promote greater competition in the local residential telecommunications market. The proposals outlined in the application will enable competitive telecommunication providers to achieve the size and scale necessary to compete effectively to the benefit of all Canadian consumers.

“Consumers want choice. Healthy competition is essential to offering consumers what they want and deserve, including value for money and innovative bundles,” said Bill Linton, president and chief executive officer, Call-Net Enterprises. “While the CRTC has taken many steps to improve the regulatory framework since the price cap decision a year ago, unless the Commission intervenes in a more substantive way to jumpstart local competition, they will not be able to implement the government’s policy of healthy competition in all markets of the telecommunications sector.”

In Canada, competition is almost non-existent in the local residential market and is declining in the long distance market. Almost six years after the Commission’s landmark decision permitting local competition, less than one per cent of residential telephone subscribers obtain their local service from competitive suppliers like Sprint Canada, far below the level necessary for the consumer to reap the benefits of competition.

“The telecommunications industry is characterized by economies of scale, particularly the local residential market. “The former monopolies enjoy the benefit of economies of scale that derive from starting with 100% of the market”, added Linton. “Competition in the residential local marketplace will be sustainable once competitors gain sufficient scale to compete on a more equal footing”.

Call-Net’s filing identifies several proposals necessary to remove the remaining barriers to entry to the local service market that will allow competitors to achieve the scale necessary to compete.

Improve customer education and access to information:

•	Initiate a public education program to explain to residential customers how local competition works and to address the public’s concerns about such issues as local number portability, directory listings and 9-1-1 services.

Allow consumer friendly transfer of customers to the competitive telecommunication companies:

•	Order the former monopolies to stop discriminating against the new entrants and their residential customers by providing them with inferior service on cutover and restoration of local loops.

•	Reform the cutover processes for local residential customers by streamlining the procedure and making it consumer-friendly.

Extend the “no contact” period for the former monopolies customer winback activity:

•	Extend the no-contact period with respect to customers who have switched to a new entrant’s local exchange service, from a period of three months to a period of one year after they have left the former monopoly telephone company.

Reduce cost for unbundled local loops for a period of two years:

•	Order the former monopolies to bill new entrants for 50 per cent of the incumbent local exchange carrier’s (ILEC) approved rate for unbundled local loops used to provide local exchange service to residential subscribers and direct the ILECs to recover the other 50 per cent of these charges from their deferral accounts.

Call-Net’s application was developed, in part, in response to Industry Minister Allan Rock’s comment in March 2003 that local competition is virtually non-existent in all but Canada’s largest cities. He called upon the CRTC to consider additional measures to promote competition beyond major urban centres so that all Canadians can enjoy the benefits of healthy competition.

Similarly in November 2002, Charles Dalfen, chairman of the CRTC in an address to the International Institute of Communications (Canadian Chapter) commented that the existing state of competition in Canada is far below the level necessary for the public to reap the benefits of competition and too low to alleviate a growing concern about the re-emergence of monopolization.

“The former monopolies stranglehold on market share will not improve under the existing regulatory framework,” added Linton. “Additional reform is necessary or it will take competitors another 60 years to gain even a 10 per cent market share. Evolutionary changes are simply not enough.”

Call-Net entered the local service market in 1999. It remains the only national provider of local residential service, offering local service to residential consumers in nine of Canada’s most populous metropolitan markets, in addition to its long distance and Internet access service.

To date, the Company has invested over $500 million in establishing a competitive local service offer in Canada. A copy of Call-Net’s application to the CRTC is available on the Company’s web site at www.callnet.ca.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services. The Company provides services to residential consumers and businesses primarily through its wholly owned subsidiary, Sprint Canada Inc. Call-Net Enterprises is headquartered in Toronto, owns and operates an extensive national fibre network and has over 134 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com